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                                                                      EXHIBIT 21

                              [CELTRIX LETTERHEAD]
NEWS  RELEASE



                             CONTACT: Andreas Sommer, Ph.D.
                                      President and Chief Executive Officer
                                      (408) 988-2500


                   CELTRIX REPORTS INTERIM RESULTS OF PHASE II
                 CLINICAL FEASIBILITY STUDY USING SOMATOKINE(R)
                     FOR RECOVERY FROM HIP FRACTURE SURGERY

      POTENTIALLY IMPORTANT TRENDS OBSERVED FOR SOMATOKINE'S EFFECT ON HIP
           BONE MINERAL DENSITY, HAND GRIP STRENGTH AND FAT BODY MASS


        SANTA CLARA, CA -- March 26, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) today reported interim results from its Phase II clinical feasibility study using SomatoKine(R), its novel IGF-BP3 complex, in the treatment of hip fracture surgery patients. The multi-center study, conducted in Belgium, is designed to measure a number of parameters believed to be of significance to hip fracture patients. It is randomized, placebo-controlled and double-blinded.

        "Although the Phase II feasibility study is small and not intended to be statistically significant, we are seeing potentially important trends with SomatoKine," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "One of the most encouraging observations to date is the positive effect of SomatoKine on hip bone mineral density, a strong predictor of reduced refracture risk."

        "Hip fracture patients typically suffer an accelerated loss of hip bone mineral density, which predisposes them to a high risk of refracture," Dr. Sommer said. "After the characteristic initial loss of hip bone mineral density following hip fracture surgery, patients treated for eight weeks with 1.0 mg/kg per day of SomatoKine regained a substantial portion of their hip bone mineral density. Three months into the study (one month post-treatment), these patients showed a hip bone mineral density decrease of less than 2% from baseline value. Patients treated with a lower dose of SomatoKine showed a lesser response. Placebo-treated patients declined 7% from baseline value. To put this into perspective, population studies show that a 5% decrease in hip bone mineral density increases the risk of fracture by approximately 25%."

        "Hand grip strength improved 25% from baseline value for patients treated with the 1.0 mg/kg dose of SomatoKine versus 7% for those receiving the placebo," Dr. Sommer said. "Fat body mass decreased 13% from baseline for the SomatoKine-treated patients and 6% for patients receiving the placebo. Increased grip strength and reduced fat body mass may indicate improved health and functionality. No adverse treatment-related side effects have been reported to date."

        Whether the increased grip strength observed in SomatoKine-treated patients is associated with increased muscle mass remains to be determined. Preclinical studies suggest that SomatoKine has an effect on building lean body tissue, but due to the limited size and scope of the feasibility study, this trend was not as clear in the data analysis. Local effects on muscle may not be readily apparent when measuring total lean body mass, as done in this study, but may be reflected in parameters such as grip strength.


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"Celtrix Reports Interim Results of Phase II Clinical Feasibility Study Using
SomatoKine(R) For Recovery From Hip Fracture Surgery"
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        Final patient follow-up and data analysis are anticipated in fourth quarter 1998. The findings from this feasibility study will be important in designing a full-scale Phase II trial for recovery from hip fracture surgery as well as in initiating clinical studies for the treatment of severe osteoporosis. Before initiating these studies, however, Celtrix intends to establish additional corporate partnership(s) for the continued global development of SomatoKine for treatment of hip fracture surgery and osteoporosis. The company currently is working with The Green Cross Corporation (now merged with Yoshitomi Pharmaceutical Industries Ltd.) for the treatment of osteoporosis in Japan.

ADDRESSING MAJOR MEDICAL NEEDS

        Hip fracture patients annually total about 300,000 in the United States and a comparable number in Europe, and this group is expected to increase substantially with the rapidly aging population. Typically, these patients suffer from severe osteoporosis, a disorder in which the bones become increasingly porous, brittle and subject to fracture. For them, the SomatoKine findings not only provide encouragement for recovery from hip fracture surgery, they also represent a significant path for the potential treatment of osteoporosis.

        "Recovery from hip fracture surgery can be very difficult and costly, and restoration of bone mineral density is vital to protecting the patient from subsequent fractures," said Piet Geusens, M.D., Ph.D., the study's coordinating principle investigator and Professor of Rheumatology at the Dr. L. Willems-Instituut in Belgium. "The IGF-BP3 complex, SomatoKine, presumably has a unique profile in the treatment of patients with recent hip fracture, since treated patients do not appear to suffer from the general decline normally seen in bone strength. As a result, SomatoKine therapy holds promise for treatment of osteoporosis, including the most devastating complication, fracture of the hip."

        "In addition to bone mineral density, muscle weakness has been shown to be a major risk factor for future fractures," said Steven Boonen, M.D., Ph.D., principle investigator in the Celtrix study and a member of the Department of Internal Medicine at University Hospital Leuven in Belgium. "Research also has shown that muscle strength, including grip strength, correlates with bone density and physical fitness. Medical therapy which can increase grip strength therefore may improve both functional independence and the patient's overall health. The trend that we have observed to date with SomatoKine is encouraging."

THE SOMATOKINE COMPLEX

        SomatoKine is the recombinant equivalent of the natural complex formed by the anabolic hormone insulin-like growth factor-I and its major binding protein (IGF-BP3 complex). Following hip fracture, blood levels of IGF-BP3 drop substantially, and patients begin losing bone and lean body mass. In addition, hip fracture leads to severely compromised mobility and lack of functional independence. Not only is the cost of health care and rehabilitation high, but the rapid deterioration of the patient's physical condition threatens recovery and quality of life. Celtrix's goal is to provide short-term treatment with SomatoKine to build bone and muscle strength, restore mobility, and increase the patient's functional independence.

CLINICAL STUDY OVERVIEW

        Celtrix's Phase II clinical feasibility study with SomatoKine involves 24 elderly women, ages 65-90, who have undergone hip fracture surgery. The study participants were randomized into three groups, receiving either a placebo, or a
0.5 mg/kg per day dose of SomatoKine or a


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"Celtrix Reports Interim Results of Phase II Clinical Feasibility Study Using
SomatoKine(R) For Recovery From Hip Fracture Surgery"
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1.0 mg/kg per day dose of SomatoKine, all administered by subcutaneous infusion through a portable minipump. Treatment was administered continuously for a total of eight weeks immediately following hip fracture surgery. Trends being evaluated include changes in body composition as measured by dual-energy x-ray absorptiometry, markers of bone metabolism, activities of daily living, and other parameters relevant for the assessment of recovery from hip fracture surgery.

        The feasibility study was designed to demonstrate trends in parameters which might be most affected by SomatoKine, rather than to establish statistical significance. Interim data reported today for hip bone mineral density and fat body mass are based on findings which currently include seven patients per group, and grip strength data are based on findings which currently include five patients per group. All data were obtained one month post-treatment (the 12-week time point in the study). Patient follow-up will continue through the conclusion of the study at week 24.

ADDITIONAL INFORMATION

        Celtrix is a biopharmaceutical company developing novel therapeutics for the treatment of seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's development focus is on SomatoKine, a novel IGF-BP3 complex, for use in regenerating lost muscle, bone and other tissues essential for the patient's health and quality of life. Ongoing product development programs target acute traumatic injury, such as hip fracture surgery in the elderly and severe burns. SomatoKine is currently undergoing Phase II clinical feasibility testing for these two indications. Other potential indications include severe osteoporosis and protein wasting diseases associated with cancer, AIDS and other life-threatening conditions. Through strategic alliances with Celtrix, Yoshitomi Pharmaceutical Industries Ltd. is developing SomatoKine for the treatment of osteoporosis in Japan, and Genzyme Corporation is developing TGF-beta-2 as part of a comprehensive approach to tissue repair and the treatment of systemic disease.

        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the continuation of the clinical trials for recovery from hip fracture surgery and the initiation of trials for osteoporosis, that the final results of this small feasibility study for recovery from hip fracture surgery will continue to show the same observations, or that there will be any statistically relevant results in a larger Phase II or Phase III trial, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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